UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

T BANCSHARES, INC.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

872229109
(CUSIP Number)

Patrick G. Adams
Chief Executive Officer
T Bancshares, Inc.
16000 Dallas Parkway, Suite 125
Dallas, Texas 75248
(972) 720-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 872229109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
Patrick G. Adams

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	107,000
BENEFICIALLY OWNED
BY EACH REPORTING	8.	SHARED VOTING POWER	18,140
PERSON WITH
	9.	SOLE DISPOSITVE POWER	107,000

	10.	SHARED DISPOSITIVE POWER	18,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 125,140

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 6.2%

14.	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP NO. 872229109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
The Gerupajo Living Trust(1)
TIN: ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES	7.	SOLE VOTING POWER	18,140(1)
BENEFICIALLY OWNED
BY EACH REPORTING	8.	SHARED VOTING POWER	0
PERSON WITH
	9.	SOLE DISPOSITVE POWER	18,140(1)

	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,140

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.9%

14.	TYPE OF REPORTING PERSON (See Instructions): OO(1)

(1)  These securities are held by The Gerupajo Living Trust, whose co-trustees, Patrick G. Adams and Ruth O. Adams, have voting and dispositive power with respect to these securities.

SCHEDULE 13D/A

Item 1.  Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D previously furnished by Patrick G. Adams and The Gerupajo Living Trust (together, the “Reporting Persons”), relating to the common stock, $0.01 par value (the “Common Stock”), of T Bancshares, Inc. (the “Issuer”).  As of December 31, 2008, the Reporting Persons had total beneficial ownership of 125,140 shares of Common Stock, which represents approximately 6.2% of the Issuer’s outstanding common stock.

Item 3.  Sources and Amount of Funds or Other Consideration.

The securities acquired by the Trust in the 60 days preceding this filing were acquired with cash on hand held by the Trust.

Item  5.  Interest in Securities of the Issuer.

(a)
The Reporting Persons are considered to beneficially own an aggregate of 125,140 shares of Common Stock as described below. Those shares amount to 6.2% of the Issuer’s Common Stock (based on 1,941,305 outstanding shares, as well as 82,200 shares of stock subject to exercisable warrants and options which the Reporting Person is deemed to beneficially own).

Number of Shares	Description of Beneficial Ownership

25,000 shares	shares held by Adams directly

10,000 shares	shares which Adams has a right to purchase under currently exercisable warrants issued to Adams as an organizer and initial shareholder of the Issuer

72,000 shares	shares which Adams has a right to purchase under currently exercisable stock options issued pursuant to the Issuer’s stock option plans

17,940 shares	shares owned directly by the Trust

200 shares	shares which the Trust has a right to purchase under currently exercisable warrants held by the Trust

(b)
Patrick Adams has sole voting and dispositive power with respect to 107,000 of the shares, options and warrants listed above. Patrick Adams and Ruth O. Adams, as co-trustees of the Trust, share voting and dispositive power with respect to 18,140 of the shares and warrants held by the Trust.

Ruth O. Adams is not currently employed. During the last five years, Ms. Adams has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). During the last five years, Ms. Adams has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Adams is a citizen of the United States.

(c)	The Trust acquired 16,940 shares of Common Stock within sixty days immediately preceding the date of this filing.

(d)
Other than the co-trustees of the Trust, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009	/s/ Patrick G. Adams
Patrick G. Adams, Individually

Dated: February 19, 2009	/s/ Patrick G. Adams
Patrick G. Adams, as First Successor Co-Trustee
The Gerupajo Living Trust